August 9, 2011

VIA EDGAR

John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	Standard Pacific Corp.
Form 10-K for Fiscal Year Ended December 31, 2010
File No. 1-10959

Dear Mr. Cash:

This letter sets forth the responses of Standard Pacific Corp. (the “Company”) to the comment letter, dated July 12, 2011, received from the staff of the Securities and Exchange Commission (the "Staff") concerning Standard Pacific’s Annual Report on Form 10-K for the year ended December 31, 2010 (the "Form 10-K").  Please find our responses to the Staff’s comments below.  For your convenience, we have copied each of the Staff’s comments immediately preceding our responses.

Legal Proceedings, page 14

1.
We note your disclosures related to litigation involving Chinese drywall.  If you have recognized a material accrual for this contingency, please revise future filings to disclose that amount.  If it is reasonably possible that you may incur a loss in excess of the amount accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss.  If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate.  Please refer to ASC 450-20-50-1 – 50-8 for guidance and, if applicable, provide us the disclosures you intend in future annual and quarterly filings.  If your conclusion in the last sentence of this item also pertains to the litigation involving Chinese drywall, please revise future filings to clarify that fact and to ensure the conclusion is in the context of that which is material to your financial statements, rather than any variation thereof.

Standard Pacific Response:

As a homebuilder, the Company is subject to construction defect and home warranty claims arising in the ordinary course of business.  These ordinary routine litigation claims, which

John Cash
August 9, 2011

are incidental to the Company’s business, encompass multiple homes and typically allege that our construction or the materials installed in Company homes are defective.  Chinese drywall claims fall within this category and, in accordance with Item 103 or Regulation S-K, are not required to be discussed in the Company’s periodic reports.

The Company’s initial determination to include a discussion of Chinese drywall in its periodic reports, commencing with the Report on Form 10-Q for the quarter ended March 31, 2009, stemmed not from the type of claim, but from the unknown magnitude of the Company’s exposure to such claims.  At that time the Company had not yet gathered sufficient facts to determine if the problem it was facing involved 20 or 20,000 homes.  Therefore, the Company determined it was appropriate to make a Chinese drywall disclosure to alert investors to the potential problem.  Subsequently, because Chinese drywall was a “hot topic” for discussion in the press and among investors, the Company continued to include an update on Chinese drywall developments in its subsequent periodic reports, up through its Form 10-Q for the quarter ended March 31, 2011.

Fortunately, the number of Company homes containing Chinese drywall appears to have capped out at 175, the Chinese drywall litigation has not expanded to a level that would make the litigation material to the Company’s financial statements, and the Company has no reason to suspect that it will identify additional Company homes that contain Chinese drywall.  Therefore, the Company has omitted a discussion of Chinese drywall from the Legal Proceedings section of its most recently filed Form 10-Q for the quarter ended June 30, 2011 and, absent any unanticipated developments, does not expect to include such a discussion in the Legal Proceedings section of its Form 10-K for the year ending December 31, 2011.

As suggested, the Company has revised the last sentence of the general disclosure it has historically included in the Legal Proceedings section to clarify that the conclusion is in the context of that which is material to the Company’s financial statements.  The entirety of the disclosure contained in the Legal Proceedings section of the Company’s June 30, 2011 Form 10-Q now reads as follows:

“Various claims and actions that we consider normal to our business have been asserted and are pending against us.  We do not believe that any of such claims and actions, including the claims and actions related to Chinese Drywall that were most recently described in our Report on Form 10-Q for the period ended March 31, 2011, are material to our financial statements.”

John Cash
August 9, 2011

Financial Statements and Supplementary Data, page 41

Note 3-Segment Reporting, page 54

2.
Please demonstrate to us how you determined that the homebuilding operating divisions within your Southwest and Southeast reportable segments have similar economic characteristics, including similar historical and expected future long-term gross margin percentages.

Standard Pacific Response:

The Company determined that the operations within our Southwest and Southeast reportable segments have similar economic characteristics as demonstrated by the gross margin analysis reproduced below.  The Company did not include within this study an analysis of gross margin for the years 2006 to 2008 because we believe the significant economic and industry turmoil, which led the Company to record inventory impairments (in accordance with ASC Topic 360, Property, Plant, and Equipment) in excess of $1.8 billion during this period, severely distorted gross margins, making this period an anomaly that is not indicative of future gross margin trends.  The Company believes that, over time, the operations within our Southwest and Southeast reportable segments will likely experience gross margin percentages that are consistent with the reportable segment averages set forth in the table below.

			Operating Segment	Operating Segment
		GM %	Revenue as a	Gross Margin as a	Operating Segment
	2 Year Avg.	Variance Over	% of Consolidated	% of Consolidated	Inventory Owned as a
	GM %	Reportable	Revenue	Gross Margin	% of Inventory Owned
Region	2009 - 2010	Segment GM %	2009 - 2010	2009 - 2010	As of 12/31/10

Southwest
Texas	15.7%	-1%	11.5%	10.0%	7.7%
Colorado	17.5%	10%	4.0%	3.8%	1.5%
Arizona	15.8%	0%	5.2%	4.2%	6.0%
Nevada	11.5%	-27%	0.4%	0.3%	3.7%
Total Southwest	15.9%		21.1%	18.3%	18.9%

Southeast
Florida	16.5%	7%	12.1%	10.5%	11.4%
Carolinas	14.2%	-8%	9.5%	7.4%	8.2%
Total Southeast	15.3%		21.6%	17.9%	19.6%

John Cash
August 9, 2011

We note that the gross margin percentage of our Nevada operating segment (an immaterial segment representing 0.4% and 0.3%, respectively, of the Company’s consolidated revenue and gross margin for the two years ended December 31, 2010 and 3.7% of the Company’s consolidated total inventory) appears dissimilar to the average of the Southwest reportable segment.  This is primarily due to the continued instability of land prices in the Nevada operating segment when compared to the Southwest reportable segment as a whole. The Company expects that land prices in the Nevada operating segment will stabilize as the economic recovery takes hold and accordingly, we expect the gross margins for the Nevada operating segment will be similar to the Southwest reportable segment over the long term.  The Company believes that disclosing the operating results of the Nevada operating segment separately would not provide the users of our financial statements with information that would allow them to better understand our operating performance, better assess our prospects for future net cash flows or make more informed judgments about the Company as a whole.  Therefore, the Company intends to continue to include our Nevada operating segment in the Southwest reportable segment.

     In summary, we believe the data provided above demonstrates that the operating segments contained within our Southwest and Southeast reporting segments have similar economic characteristics (with the exception of one immaterial component – Nevada). We expect the future long-term gross margins of our operating segments to remain similar to the respective reportable segment average.  We will continue to analyze historical and expected long-term gross margins of our operating segments in accordance with ASC Topic 280, Segment Reporting, in the future.

Note 20-Supplemental Guarantor Information, page 75

3.
We note your disclosure that your guarantor subsidiaries are 100% owned.  However, we also note that the guarantor subsidiaries column within the condensed consolidating balance sheet as of December 31, 2009 includes a non-controlling interest.  Please explain to us what the non-controlling interest represents and, given such interest, please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3-10 of Regulation S-X.

Standard Pacific Response:

All of the Company’s guarantor subsidiaries are, and were as of December 31, 2009, wholly owned.  The non-controlling interest identified by the Staff represents a variable interest entity (“VIE”).  This VIE was “consolidated” pursuant to ASC Topic 810, Consolidation (“ASC 810”) and did not represent a legal entity in which the Company holds less than a 100% interest (or, for that matter, any ownership interest).  The Company has not, and does not, own an interest in any of the consolidated VIEs and the VIEs are not guarantors of any of the Company’s

John Cash
August 9, 2011

obligations.  Therefore, we believe our current disclosures are adequate and fully comply with Rule 3-10 of Regulation S-X.

As described in Note 4b. Inventories Not Owned, found on page 57 of the Form 10-K, the Company had $3.5 million of non-controlling interests related to three VIEs that were consolidated in accordance with ASC 810 as of December 31, 2009.  The consolidation of these three VIEs resulted from the payment by the Company’s wholly-owned guarantor subsidiaries of non-refundable deposits to three land sellers in connection with land option/purchase contracts.  Under ASC 810, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity’s expected losses if they occur.  The Company’s ASC 810 analysis in light of the non-refundable deposits paid to these VIEs resulted in a determination that the applicable guarantor subsidiaries were the primary beneficiaries of these VIEs and, as a result, the guarantor subsidiaries were required under ASC 810 to consolidate the VIEs.  As of December 31, 2009, the applicable guarantor subsidiaries consolidated the VIEs, reporting $5.4 million of inventories not owned, $1.9 million of liabilities from inventories not owned, and $3.5 million of non-controlling interests on their condensed consolidating balance sheets.

Because these consolidated VIEs were not, and are not, legal entities owned by the Company, and the VIEs do not provide guarantees of the Company’s outstanding obligations, we do not believe they impact the adequacy of our Regulation S-X, Rule 3-10 disclosures, which we continue to believe are compliant with the rule.

* * * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash
August 9, 2011

If you have any questions, please do not hesitate to contact me at (949) 789-1655.

Very truly yours,
STANDARD PACIFIC CORP.

/s/ Jeff J. McCall
Jeff J. McCall
Chief Financial Officer